Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Gestion Laurent Lemaire Inc. acquires common shares of Cascades
June 1, 2011 — Kingsey Falls, Quebec — Gestion Laurent Lemaire Inc., an entity controlled by Laurent Lemaire, announces that it has acquired 500,000 common shares of Cascades Inc. on May 31, 2011 at a price of $6.35 per share, bringing its total shares held, together with those held by Laurent Lemaire, to 12,168,813, representing 12.47% of the issued and outstanding common shares of Cascades Inc. The acquisition was made for investment purposes and Gestion Laurent Lemaire Inc., and Laurent Lemaire, may acquire additional securities, or dispose of their holdings in Cascades Inc., as investment conditions warrant. Gestion Laurent Lemaire Inc. has its head office at 19 rang des Buttes, Warwick (Québec), J0A 1M0, Canada.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information, including a copy of the early warning report:	Source:
Investors	Robert Hall
Didier Filion	Vice-President, Legal Affairs
Director, Investor relations
514 282-2697